UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 46140, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated September 24, 2012 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Provides Favorable Update on NASDAQ Listing Process

Below is an English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd. as published on the Tel-Aviv Securities Stock Exchange Ltd.

Herzliya, Israel – September 24, 2012 – Following the immediate report submitted by the Company on June 3, 2012 in relation to its application to list its American Depositary Receipts (“ADRs”) on the Nasdaq Capital Market, XTL Biopharmaceutical Ltd. (“XTL”) announced that its Board of Directors yesterday approved a change in the ratio of its ADRs to ordinary shares (“ADR Ratio Change”) in order to facilitate the Company’s qualification for listing on The NASDAQ Capital Market (“NASDAQ”). XTL and its advisors believe that following the ADR ratio change and based on the ADR price as of today, the $4.00 ADR minimum bid price listing requirement will be fulfilled. It should be noted that in order to meet the applicable listing requirement, the ADR price must close at or above $4.00 per ADR at the time of listing and for 30 of the next 60 trading days following the ADR Ratio Change.

After giving effect to the ADR ratio change, every twenty shares of the Company's ordinary shares will automatically be combined into one ADR of the Company (1:20 ratio). Bank of New York - Mellon (as ADR Depositary) estimates the effective date for the ADR Ratio Change to be October 4, 2012. The effectuation of the ADR ratio change will not adversely affect the rights of the holders of presently outstanding shares and ADRs that were issued before the ratio change.

As of the date of this report, the Company's ADRs are quoted over-the-counter on the Pink Sheets at a 1:2 ratio (2 ordinary shares per 1 ADR). In addition, the Company is registered with the SEC and discloses according to its legal obligations.

The Company will provide updates pursuant to any material developments regarding the listing through an immediate report.

Respectfully,

XTL Biopharmaceuticals Ltd.

About XTL Biopharmaceuticals, Ltd. (“XTL”)

XTL Biopharmaceuticals, Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia, and hepatitis C.

XTL’s lead drug candidate, rHuEPO, for the treatment of multiple myeloma blood cancer, was granted an orphan drug designation from the FDA. rHuEPO has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL is a public company traded on the Tel Aviv Stock Exchange (TASE: XTL) and its ADRs are quoted in the US on the Pink Sheets (OTC: XTLBY).

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement

The Company's estimations for receiving approvals from Nasdaq and the information related to them, which are included in this Form 6-K, may be forward-looking statements as defined in the Israeli Securities law-1968, and they are based on the Company's current expectations. Their fulfillment as expected, if at all, are affected by parameters that may not be foreseen, and are beyond the Company's control, including delays in receiving approval from Nasdaq, and the conditions of the US and Israeli Stock Exchanges.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: September 24, 2012	By:	/s/ David Grossman
Name: David Grossman Title: Chief Executive Officer

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